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TYPE 425
SEQUENCE: 1
DESCRIPTION: FILING OF COMMUNICATION

               Filed by General Motors Corporation (GM)
               Subject Company - General Motors Corporation
               Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the following are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.

The following are GM press releases to be issued on April 22, 2000 in Belgium.

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                               OPENBAAR RUILBOD

                               OP EIGEN AANDELEN

                                     door

                          GENERAL MOTORS CORPORATION

              Vennootschap naar het recht van de staat Delaware,
           1209 Orange St., Wilmington, New Castle, Delaware 19898
                        (Verenigde Staten van Amerika)




 aanbod om een deel van haar gewone aandelen met als nominale waarde USD 1 2/3 in te kopen, met inbegrip van
    de Soges-Fiducem certificaten die dergelijke aandelen vertegenwoordigen in ruil voor gewone aandelen van klasse H met waarde van ongeveer USD 9 miljard


 General Motors Corporation zal 1,065 aandelen van klasse H uitgeven voor elk aandeel met als nominale waarde USD 1 2/3 dat aangeboden wordt tijdens het bod en aanvaard wordt, en dit ten belope van maximaal 86.396.977 USD 1 2/3 aandelen


     Het bod zal in Belgie geopend worden op 25 april 2000 en afgesloten worden op 15 mei 2000

   Het prospectus en het aanvaardingsbulletin kunnen opgevraagd worden bij de zetel van de Bank Brussel Lambert N.V., Marnixlaan 24, 1000 Brussel
                             (Tel.: 02/547.27.25).

    GM dringt er bij de houders van gewone aandelen van $1 2/3 op aan om de prospectus te lezen, die ondermeer de definitieve Registration Statement van formulier S-4, het definitieve Offering Circular met betrekking tot het bovenvermelde ruilbod en een Belgisch supplement inhoudt, aangezien deze belangrijke informatie bevatten met het oog op een degelijk geinformeerde investeringsbeslissing. Houders van gewone aandelen van $1 2/3 kunnen een kosteloze kopie bekomen van het definitieve prospectus en van de andere documenten die General Motors heeft ingediend via de web site van SEC, onder
   www.sec.gov, via de web site van General Motors, onder www.gm.com, of bij General Motors door middel van een schriftelijk of telefonisch verzoek aan: GM
 Fulfillment Center, 30200 Stephenson Hwy. (MC 480-000-FC1), Madison Heights, Michigan 48071, telefoon: (313) 667-1500, menu option #2. Deze mededeling is geen aanbod tot verkoop of verzoek tot een aanbod tot aankoop, en wordt niet verondersteld uitgebracht te zijn in de landen waar het niet is toegelaten gelet op de formaliteiten die aldaar werden vermeld. Het bod zal in de Verenigde Staten gebeuren door middel van een prospectus dat voldoet aan de vereisten van Afdeling 10 van de Securities Act van 1933, zoals gewijzigd. Elk verzoek om inlichtingen vanwege de pers dient te worden gericht aan GM
                Corporate Communications, op nr. 212-418-6380.

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                           OFFRE PUBLIQUE D'ECHANGE

                               D'ACTIONS PROPRES

                                      par

                          GENERAL MOTORS CORPORATION

                    Societe de droit de l'etat du Delaware,
     1209 Orange St., Wilmington, New Castle, Delaware 19898 (Etats-Unis)

  offre de racheter une part de ses actions ordinaires de valeur nominale de
                              USD 1 2/3 y compris
        les certificats de Soges-Fiducem representant de telles actions en echange d'actions ordinaires de classe H d'une valeur
                           d'environ USD 9 milliards

General Motors Corporation emettra 1,065 actions de classe H pour toute action de valeur nominale de USD 1 2/3 presentee a l'offre et acceptee, a concurrence
          d'un nombre total maximum de 86.396.977 d'actions USD 1 2/3

  L'offre sera faite en Belgique a compter du 25 avril 2000 et sera cloturee le 15 mai 2000.

Le prospectus avec bulletin d'acceptation peut etre demande aupres du siege de la Banque Bruxelles Lambert S.A. a 1000 Bruxelles, 24 Avenue Marnix
                             (Tel.: 02/547.27.25).


GM conseille vivement aux detenteurs d'actions ordinaires de valeur nominale $1
  2/3 de lire le prospectus, comprenant entre autres la version definitive du Registration Statement du formulaire S-4, la version definitive de l'Offering Circular relatif a l'offre d'echange susmentionne et un complement belge, qui contiennent des informations importantes pour pouvoir prendre une decision informee quant a l'offre. Les detenteurs d'actions ordinaires de valeur nominale de $1 2/3 peuvent obtenir une copie gratuite de la version definitive du prospectus ainsi que des autres documents deposes par General Motors sur le web site de la SEC, sous www.sec.gov, sur le web site de General Motors, sous www.gm.com, ou aupres de General Motors au moyen d'une demande ecrite ou par telephone adressee a: GM Fulfillment Center, 30200 Stephenson Hwy. (MC 480-000-
 FC1), Madison Heights, Michigan 48071, telephone: (313) 667-1500, menu option #2. Le present communique ne constitue ni une offre de vente ni une sollicitation d'une offre d'achat et n'est pas censee etre faite dans les pays ou elle n'est pas permise en vertu de la legislation en vigueur et compte tenu des formalites qui ont ete accomplies. L'Offre sera faite aux Etats-Unis au moyen d'un prospectus qui repond aux dispositions de la Section 10 du Securities Act de 1933, comme modifiee. Toute demande d'informations emanant de la presse doit etre adressee a GM Corporate Communications, au no. 212-418-6380.

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